

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

> **Re:** **General Motors Company**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-34960**

Dear Mr. Cyprus:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief